June 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          IC POWER LTD.
Request to Withdraw Registration Statement on Form F-1
File No. 333-206667

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IC Power Ltd. (formerly IC Power Pte. Ltd.) (the “Company”) hereby respectfully requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-206667), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 31, 2015 and was amended on November 2, 2015, September 16, 2016, October 28, 2016, December 15, 2016, January 17, 2017 and January 23, 2017.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company understands that, pursuant to Rule 457(p) of the Securities Act, the aggregate total dollar amount of the filing fee previously paid by the Company in connection with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement or registration statements of the Company or Kenon Holdings Ltd., as the parent of the Company which owns more than 50% of the Company's outstanding voting securities. The Company understands that such fee offset is available until five years after August 31, 2015, the initial filing date of the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at IC POWER LTD., facsimile number +65 6351 1798, with a copy to Company’s counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, London, E14 5DS, United Kingdom, facsimile number +44 20 7072 7183, attention James A. McDonald.

If you have any questions or require any further information, please contact James A. McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20 7519 7183.

Respectfully submitted,
IC Power Ltd.

By: Name: Title:	/s/ Robert L. Rosen Robert L. Rosen Director

cc:   James A. McDonald, Skadden Arps